UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          1ST WASHINGTON BANCORP, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   336909106
                                 (CUSIP Number)

                               GREGORY K. THORESON
                       VICE PRESIDENT AND GENERAL COUNSEL
                             FIRST MARYLAND BANCORP
                       25 SOUTH CHARLES STREET, MS101-850
                            BALTIMORE, MARYLAND 21201
                                 (410) 244-3800
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                January 23, 1996
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. |_|

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT.  |X|

                         ------------------------------



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CUSIP NO. 336909106           SCHEDULE 13D


1. Name of Reporting Person/SS or IRS Identification Number of Above Person
         First Maryland Bancorp

2.       Check the Appropriate Box if a Member of a Group
         (a)
         (b)

3.       SEC Use Only

4.       Source of Funds
         WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
         Not applicable [ ]

6.       Citizenship or Place of Organization
         State of Maryland

Number of Shares                            7. Sole Voting Power: 1,966,692
Beneficially Owned                          8. Shared Voting Power:
by Each Reporting                           9. Sole Dispositive Power: 1,966,692
Person With                                 10. Shared Dispositive Power

11.      Aggregate Amount Owned by Each Reporting Person
         1,966,692

12.      Check Box if the Aggregate Amount in
         Row 11 Excludes Certain Shares
         [ ]

13.      Percent of Class Represented by amount in Row 11:
         19.9%

14.      Type of Reporting Person:
         CO


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ITEM 1.  SECURITY AND ISSUER

         The class of equity security to which this statement relates is the Common Stock, $.01 par value (the "WF Common Stock"), of 1st Washington Bancorp, Inc., a Delaware corporation. ("1st Washington"). The principal executive offices of 1st Washington are located at 570 Herndon Parkway, Herndon, Virginia 22070.

ITEM 2.  IDENTITY AND BACKGROUND

         The  person  filing  this  statement  is  First  Maryland  Bancorp,   a
corporation organized under the laws of the State of Maryland ("First Maryland"). The address of First Maryland's principal business and its principal office is 25 South Charles Street, Baltimore, Maryland 21201. First Maryland is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and through its various bank and non-bank subsidiaries, provides a variety of financial services and products to individuals, businesses and others. Schedule 1 to this statement sets forth certain information with respect to the directors and executive officers of First Maryland.

         All of the outstanding common stock of First Maryland is owned by Allied Irish Banks, p.l.c., Bankcentre, Ballsbridge, Dublin 4 Ireland ("AIB"). AIB also controls 99% of the voting power of First Maryland's outstanding capital stock. AIB is an Irish banking corporation and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Shares of AIB common and preferred stock are traded on the Dublin, London and New York stock exchanges. AIB and its subsidiaries, including First Maryland, provide a diverse range of banking, financial and related services principally in Ireland, the United States and the United Kingdom. Schedule 2 to this statement sets forth certain information with respect to the directors and executive officers of AIB.

         During the past five years, neither First Maryland or AIB, nor to the knowledge of First Maryland, any director or executive officer of First Maryland or AIB, (i) has been convicted in a criminal proceeding or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds for any  exercise of the Option (as defined in Item
4) would be provided from First Maryland's

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working  capital.  If First Maryland  exercised the Option in full, the exercise price would be approximately $13.8 million.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On January 23, 1996, First Maryland, 1st Washington and FMB Acquisition Corp. ("Newco"), a wholly owned subsidiary of First Maryland formed for the purpose of facilitating the transaction described below, entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"). Under the Merger Agreement, Newco will merge with and into 1st Washington, shareholders of 1st Washington will receive $8.125 per share of WF Common Stock outstanding (including stock options outstanding to 1st Washington employees), and 1st Washington will become a wholly owned subsidiary of First Maryland (the "Merger"). Contemporaneously with, or immediately following, the consummation of the Merger, the business of 1st Washington and its principal subsidiary, Washington Federal Savings Bank, will be integrated into the business of First Maryland. Consummation of the transactions contemplated by the Merger Agreement is subject to approval by the shareholders of 1st Washington and to receipt of all required regulatory approvals. A copy of the Merger Agreement is filed as an exhibit to this statement and is incorporated herein by reference.

         In connection with the Merger Agreement, 1st Washington and First Maryland entered into a Stock Option Agreement, dated January 23, 1996 (the "Option Agreement"), pursuant to which 1st Washington granted to First Maryland an option (the "Option") to acquire up to 1,966,692 shares of WF Common Stock at an exercise price of $7.00 per share. The option is exercisable only upon the occurrence of certain events, as set forth in Section 2 of the Option Agreement. First Maryland may cause 1st Washington to repurchase the Option (and any shares in respect of which it has been exercised) under certain circumstances, as described in Section 7 of the Option Agreement. Reference is hereby made to the Option Agreement filed as an exhibit to this statement for a complete description of the terms and conditions of the Option.

         The purpose of the Option Agreement is to increase the likelihood that the Merger will be completed as contemplated by the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the Option Agreement, First Maryland (and AIB) may, pursuant to Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, be deemed to own beneficially up to 1,966,692 shares of WF Common Stock, which is 19.9% of the outstanding WF Common Stock as of January 23, 1996, or 16.6% of the outstanding WF Common Stock as of January 23, 1996, after giving effect to the full exercise of the Option. If the Option were to be exercised, First Maryland would have sole voting power and,

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subject to the Option  Agreement,  sole dispositive  power,  with respect to the shares of WF Common Stock acquired upon exercise.

         To the knowledge of First Maryland, Robert I. Schattner, DDS, a director of First Maryland, may, pursuant to Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, be deemed to own beneficially 836,062 shares of WF Common Stock (including the shares descibed in the immediately succeeding paragraph), or 8.46% of the outstanding WF Common Stock. To the knowledge of First Maryland, Dr. Schattner has sole voting and sole dispositive powers with respect to such shares.

         First Maryland has been informed that Dr. Shattner purchased a total of 66,300 shares of WF Common Stock during the period from January 24, 1996 through February 2, 1996.

         Except as set forth above, neither First Maryland or AIB, nor to the knowledge of First Maryland, any of their respective directors and executive officers, have effected transactions in shares of WF Common Stock during the past 60 days.

ITEM 6.  CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth above, neither First Maryland or AIB, nor to the knowledge of First Maryland, any of their respective directors and executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of 1st Washington, including but not limited to, transfer or voting of any securities of 1st Washington, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Stock Option Agreement, dated January 23, 1996, between 1st Washington Bancorp, Inc. and First Maryland Bancorp.

         7.2 Agreement and Plan of Merger, dated as of January 23, 1996, among First Maryland Bancorp, 1st Washington Bancorp, Inc. and FMB Acquisition Corp.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 1995                    FIRST MARYLAND BANCORP


                                          By: ROBERT W. SCHAEFER
                                              Robert W.  Schaefer,  Executive
                                              Vice President and Chief
                                              Financial Officer



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                           SCHEDULE 1 TO SCHEDULE 13D

           DIRECTORS AND EXECUTIVE OFFICERS OF FIRST MARYLAND BANCORP

         The names, business addresses and present principal occupations or employments of the directors and executive officers of First Maryland Bancorp are set forth below. If no business address is given, the director's or executive officer's address is First Maryland Bancorp, 25 South Charles Street, Baltimore, Maryland 21201. Unless otherwise indicated, (i) each occupation set forth opposite an individual's name refers to First Maryland Bancorp and (ii) each individual is a citizen of the United States. Individuals marked with an asterisk are citizens of Ireland.

                                                  Present Principal
Name                                              Occupation or Employment

Frank P. Bramble                                  President and Chief Executive
                                                  Officer

Benjamin L. Brown                                 Former General Counsel and Ex-
                                                  ecutive Director of the Na-
                                                  tional Institute of Municipal
                                                  Law Officers (retired)

Jeremiah E. Casey                                 Chairman of the Board

J. Owen Cole                                      Former Chairman of the Board
                                                  of First Maryland Bancorp
                                                  (retired)

Edward A. Crooke                                  President and Chief Operating
P.O. Box 1475                                     Officer of Baltimore Gas and
Baltimore, MD 21203                               Electric Company


John F. Dealy                                     Distinguished Professor of the
2300 N Street, NW                                 Georgetown University School
Washington, DC 20037                              of Business and Senior Counsel
                                                  to Shaw, Pittman, Potts and
                                                  Trowbridge

Mathias J. DeVito                                 Chairman of the Board of The
10275 Little Patuxent Pkwy.                       Rouse Company
Columbia, MD 21044

Rhoda M. Dorsey                                   President Emeritus of Goucher
                                                  College

Jerome W. Geckle                                  Former Chairman of the Board
                                                  of PHH Corporation (retired)



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Frank A. Gunther                                  Former Chairman of the Board
                                                  and President of Albert
                                                  Gunther Inc. (retired)

Curran W. Harvey, Jr.                             General Partner of Spectra
1119 St. Paul Street                              Enterprise Associates; Special
Baltimore, MD 21201                               Partner of New Enterprise As-
                                                  sociates

Margaret M. Heckler                               Attorney

Kevin J. Kelly*                                   Group Financial Director of
Bankcentre                                        Allied Irish Banks, p.l.c.;
Ballsbridge, Dublin 4                             Group General Manager of
                                                  AIB Bank

Henry J. Knott                                    Chairman and Chief Executive
3904 Hickory Ave.                                 Officer of Real Estate
Baltimore, MD 21211                               Resource Management, Inc.

Thomas P. Mulcahy*                                Group Chief Executive of Al-
Bankcentre                                        lied Irish Banks, p.l.c.
Ballsbridge, Dublin 4

William M. Passano, Jr.                           Chairman of the Board of
351 W. Camden Street                              Waverly, Inc.
Baltimore, MD 21230

Robert I. Schattner                               President of The R. Schattner
5901 Montrose Rd.                                 Foundation for Medical
Rockville, MD 20852                               Research; President and Chief
                                                  Executive Officer of
                                                  Sporicidin International


Executive Officers Who Are Not Directors

Name                                          Position with First Maryland

Harry E. Berry                                Executive Vice President and Chief
                                              Credit Officer

David M. Cronin*                              Executive Vice President and
                                              Treasurer

Jerome W. Evans                               Executive Vice President and Chief
                                              Administrative Officer

Walter R. Fatzinger, Jr.                      Executive Vice President

Susan M. Keating                              Executive Vice President


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Jeffrey D. Maddox                             Executive Vice President

Frederick W. Meier, Jr.                       Executive Vice President

Robert W. Schaefer                            Executive Vice President and Chief
                                              Financial Officer

Richard H. White                              Executive Vice President



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                           SCHEDULE 2 TO SCHEDULE 13D

         DIRECTORS AND EXECUTIVE OFFICERS OF ALLIED IRISH BANKS, P.L.C.

         The names, business addresses and present principal occupations or employments of the directors and executive officers of Allied Irish Banks, p.l.c. ("AIB") are set forth below. If no business address is given, the director's or executive officer's address is Allied Irish Banks, p.l.c., Bankcentre, Ballsbridge, Dublin 4 Ireland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AIB. Except for Mr. Casey, who is a citizen of the United States, and for Mr. Carson, who is a citizen of the United Kingdom, each individual is a citizen of Ireland.

                                                  Present Principal
Name                                              Occupation or Employment

James P. Culliton                                 Chairman

Thomas P. Mulcahy                                 Group Chief Executive

Michael D. Buckley                                Group General Manager, Capital
                                                  Markets

William M. Carson                                 Chairman, AIB Group Northern
                                                  Ireland plc.

Jeremiah E. Casey                                 Chief Executive, USA Division

Tom Cavanagh                                      Chairman, Earlsfort Centre
                                                  Hotel Proprietors Ltd.

Padraic M. Fallon                                 Chairman, Euromoney Publica-
                                                  tions plc

Kevin J. Kelly                                    Group Financial Executive;
                                                  Group General Manager of
                                                  AIB Bank

John B. McGuckian                                 Chairman, Ulster Television
                                                  plc and the Industrial
                                                  Development Board

Raymond J. McLoughlin                             Managing Director, James Crean
                                                  plc.

Carol Moffett                                     Managing Director, Moffett
                                                  Engineering Limited

Denis J. Murphy                                   Chairman, St. Patrick's Wollen
                                                  Mills and The Swansea Cork Car
                                                  Ferries Ltd.


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Miriam H. O'Brien                                 Chairman, Foundation for Fis-
                                                  cal Studies and the European
                                                  Cultural Foundation

Lochlann Quinn                                    Director, Glen Dimplex

Seamus J. Sheehy                                  Professor of Agricultural
                                                  Economics, University College,
                                                  Dublin

Peter Sutherland                                  Chairman, Goldman Sachs
                                                  International


Executive Officers Who Are Not Directors

Brian Cregg                                       Head of Group Human Resources
                                                  and Strategic Technology and
                                                  member of Group Executive
                                                  Committee

John Hickey                                       Head of Direct Banking and
                                                  member of Group Executive
                                                  Committee

Pat Ryan                                          Group Treasurer and member of
                                                  Group Executive Committee


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